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TRANSGENE’S THERAPEUTIC VACCINE MVA-MUC1-IL2 AT ASCO:

- CONFIRMATION OF PHASE II POSITIVE DATA IN NON SMALL CELL LUNG CANCER
- CONTROLLED PHASE IIb TRIAL TO START END OF 2005

Strasbourg, France, May 17th, 2005 — Transgene (Nasdaq: TRGNY; Eurolist Paris: FR0005175080) is pleased to announce that Prof. Thierry Velu of the Erasme Hospital, Brussels, Belgium, will present this morning the recently updated results of a phase II clinical study with the therapeutic cancer vaccine MVA-MUC1-IL2 in Non Small Cell Lung Cancer (NSCLC) at the annual meeting of the American Society of Clinical Oncology (ASCO) in Orlando, Florida.

In this study, MVA-MUC1-IL2 was administered simultaneously with cisplatin and vinorelbine in 44 stage IIIB/IV patients with non-small-cell lung cancer.

The chemo-immunotherapy regimen achieved a tumor response rate of 37%: 13 partial responses according to RECIST and validated by a central reading out of 35 patients evaluable for response. 71% of the patients showed disease control (partial responses or stable disease for more than 12 weeks). At this time, the estimated, median time to progression (TTP) and overall survival are 6.4 months and 13 months, respectively. The proportion of patients alive one year after the beginning of the treatment is 53%. All of these parameters compare favourably to the results usually obtained with chemotherapy alone in this population of patients. Additionnaly, these results are particularly relevant regarding the profile of the study population: the majority of the patients had stage IV disease and all of them had MUC1 positive tumours, a tumour characteristic associated with a poor prognosis.

The overall survival of the patients with a cellular immune response against MUC1 measured by ELISPOT is significantly better (p=0.0035), suggesting that the immunization against MUC1 contributes favourably to these results.

This study also strengthens the positive data obtained in the prostate cancer Phase II trial conducted with MVA-MUC1-IL2, the results of which were presented in the annual ASCO meeting on May 15, 2005. In addition the vaccine is very well tolerated: local site reactions, flu-like symptoms and fatigue are the most frequent adverse events related to the product. No serious adverse event has been related to MVA-MUC1-IL2 in clinical studies.

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“These encouraging data and especially the long survival of the patients presenting an immune response against MUC1 reinforce the concept of using vaccine therapy to treat cancer and to extend remission”, declared Prof. Thierry Velu.

“With the clinical and immunological results obtained at this point, we met our objectives with our MVA-MUC1-IL2 therapeutic cancer vaccine,” said Philippe Archinard, Chief Executive Officer of Transgene. “This provides a strong basis supporting further development of the product. Our next step will be a multicentric, randomized, controlled study evaluating the impact of the vaccine in patients with the same profile who are being treated with standard chemotherapy. The study is expected to start by the end of 2005 and will enroll approximately 140 patients in the European Union”.

About MVA-MUC1-IL2 cancer vaccine

Transgene’s MVA-MUC1-IL2 uses the Modified Vaccinia Ankara virus vector, a highly attenuated poxvirus that combines distinguishing advantages for an optimized systemic vaccination.

•	MVA is a highly attenuated strain which has been tested extensively in humans as a smallpox vaccine and is known to strongly stimulate the immune response to antigens.

MUC1 is a major tumor-associated antigen that provides a viable target for vaccination.

•	MVA-MUC1-IL2 expresses the entire MUC1 gene sequence and has the potential to generate an immune response to all antigenic epitopes of MUC1.

•	The sequence coding for the cytokine Interleukin 2 (IL2) is included to help stimulate specific T-cell response.

About Transgene

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapy products for the treatment of cancer and infectious diseases. Transgene has a broad portfolio of products in clinical development.

This press release contains forward-looking statements referring to the encouraging results of clinical testing of one of Transgene’s product candidates, and to the timing and nature of further testing. However, as is the case with all biopharmaceutical products under development, results from future studies with more data may show less favorable outcomes, and there is no certainty that they will ever demonstrate adequate therapeutic efficacy or achieve regulatory approval or commercial use. Furthermore, product testing and development depend on a variety of factors, including the availability of adequate funding, the timing and success of patient enrollment and the risk of unanticipated adverse patient reactions. For a description of the risks facing the successful development of Transgene’s products, including uncertainty regarding Transgene’s ability to obtain financing for continued operations, see Transgene’s Annual Report on Form 20-F and its other reports on file with the U.S. Securities and Exchange Commission.